FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item
1.	Letter to the Buenos Aires Stock Exchange in relation to the results of Ordinary and Extraordinary Shareholders’ Meeting

MINUTES OF BBVA BANCO FRANCÉS S.A. ORDINARY / SPECIAL SHAREHOLDERS’

MEETING - HELD AT FIRST CALL ON MARCH 28, 2008 (BUENOS AIRES, ARGENTINA).

MINUTES NO. 186

An Ordinary and Special Shareholders’ Meeting of BBVA Banco Francès S.A. was held at the offices of the corporation at first call on March 28, 2008, at 4:30 pm, pursuant to Section 27 of the Bylaws. The Meeting was chaired by Mr. Jorge Carlos Bledel, Chairman of the Board of Directors.

According to the Share Registry and the Shareholders’ Attendance Registry, a total of 17 shareholders were present at this Ordinary and Special Shareholders’ Meeting that was held at the first call:

6 shareholders were present in person and 11 by proxy,

with a total of 410,757,683 book-entry, common, registered shares, of one vote each and a face value of one Argentine peso each. This represents a capital of ARS410,757,683 (Argentine Pesos), i.e. 87.14% of a total capital of ARS471,361,306. Therefore, the quorum required by Sections 243 and 244 of the Argentine Business Associations Law (Ley de Sociedades Comerciales) and Section 27 of the Bylaws was met.

The Chairman explained that Mr. Alan Arntsen, The Bank of New York’s representative, as depositary of American Depositary Receipts (ADR), had handed him a letter dated March 25, 2008 which, pursuant to the regulations of the Argentine Securities Commission (Comisión Nacional de Valores), clarified how he was going to vote. This letter was to be considered for the counting of votes on each item on the Agenda.

The Chairman stated that a copy of the notices published in the Argentine Official Gazette (Boletín Oficial de la República Argentina) and in the daily newspaper “La Nación”, between February 22 and February 29, 2008, as provided in Section 237 of the Argentine Business Associations Law and Section 24 of the Bylaws, were available for all shareholders present.

Directors Messrs. Marcelo Gustavo Canestri, Oscar Miguel Castro, and Javier José D’Ornellas, members of the BBVA Banco Francés S.A Board of Directors were also present at the Meeting, as well as Messrs. Mario Biscardi and Alejandro Mosquera, regular members of the Statutory Audit Committee.

The Chairman welcomed Certified Public Accountant Mr. Ariel Schmutz, who was present on behalf of the Argentine Stock Exchange (Bolsa de Comercio de Buenos Aires).

The Chairman informed the shareholders about a Resolution of the Argentine Securities Commission’s Board of Directors dated February 21, 2003, referred to voluntary refraining from voting at Shareholders’ Meetings that was to be considered for the counting of votes, and that has been transcribed as follows: Voluntary abstention from voting during a Shareholders’ Annual Meeting shall be deducted from the calculation base for the purposes of vote counting, creating a new base over which the respective majority shall be considered after deducting any voluntary abstentions.

Prior to discussing the first item on the Agenda, the Chairman appointed as Voting Inspectors the following shareholders’ representatives: Mr. Juan Patricio Duggan, representative of ‘Bilbao Vizcaya América B.V.’, and Mr. Gotardo Pedemonte, representative of ‘Inversora Otar S.A.’, who accepted the nomination.

The following items of the Agenda were subsequently discussed:

1.	Appointment of two shareholders to prepare and sign the minutes of the Meeting, along with the Chairman of the Meeting

A motion was submitted by Mr. Javier Zapiola, and was accepted by a majority of votes, to appoint Messrs. Gotardo Pedemonte, representative of ‘Inversora Otar S.A.’ and Juan Patricio Duggan, representative of ‘Bilbao Vizcaya América B.V.’ to sign the minutes of the meeting. There were 410,733,383 positive votes, that represented 99.9998% of capital present; 900 negative votes which represented 0.0002% of capital present, and 23,400 abstained from voting, which represented 0.0057% of capital present.

Item 2 of the Agenda was subsequently discussed:

2.	CONSIDERATION OF THE ANNUAL REPORT, FINANCIAL STATEMENTS, ADDITIONAL INFORMATION AND OTHER ACCOUNTING INFORMATION, STATUTORY AUDIT COMMITTEE’S REPORT AND AUDITOR’S REPORT FOR TAX YEAR NO. 133, ENDED ON DECEMBER 31, 2007.

Mr. Juan Duggan was given the floor to express that the abovementioned documents had been at the shareholders’ disposal in due time, and therefore, he suggested that they be deemed as read and approved.

This item was submitted to voting and was approved by a majority of votes. There were 406,767,302 positive votes, that is, 99.9998% of capital present; 602 negative votes, that is, 0.0002% of capital present, and 3,989,763 abstentions from voting, that is, 0.9713% of capital present.

3.	APPROVAL OF THE BOARD OF DIRECTORS’ AND STATUTORY AUDIT COMMITTEE’S PERFORMANCE

Mr. Gotardo Pedemonte was given the floor, and he stated that the Annual Report which all shareholders had at hand was in itself a clear evidence of the hard work carried out by the Board of Directors of BBVA Banco Francés in different areas of activity. He added that the Annual Report shows enough evidence of the diligent works carried out by the Board Members and members of the Statutory Audit Committee within a complex and competitive financial environment.

Mr. Pedemonte moved for the approval of the work carried out in 2007 by the Board of Directors and the Statutory Auditor’s Committee. The tax year ended on December 31, 2007, with positive results, after several tax years which reflected the deep financial Argentine crisis. 2007 results widely exceed last year’s profits. This motion was considered, voted and approved by a majority of shareholders. The results of the voting were as follows: 410,706,236 positive votes, that is, 99.9965% of capital present; 14,334 negative votes, that is 0.0035% of capital present, and 37,113 abstentions from voting, that is 0.0090% of capital present.

4.	CONSIDERATION OF THE INCOME FOR TAX YEAR NO. 133, ENDED DECEMBER 31, 2007. DISTRIBUTION OF CASH DIVIDENDS SUBJECT TO RELEVANT AUTHORIZATIONS

The Chairman reported that, as the shareholders were aware, tax year No. 133, which was the purpose of this Shareholders’ Meeting, showed positive results of $235,049,000 (ARS two hundred and thirty five million and forty nine thousand Argentine Pesos) as it appeared from the financial statements approved under Item 2 of the Agenda. He added that on the basis of the above income, at its meeting held on February 12, 2008 the Bank’s Board of Directors resolved to propose the distribution of dividends in cash for a total amount of ARS 164,000,000 (to be distributed pro-rata to the nominal holdings of each shareholder, i.e. ARS 0.34793 per share). Mr. Bledel also informed that the allocation of ARS 47,009,804.83 for the Legal Reserve is pertinent, pursuant to the Business Associations Law and the Argentine Central Bank (B.C.R.A.—Banco Central de la República Argentina) regulations. The Chairman informed the Shareholders that the distribution of dividends was subject to the prior written authorization by the BCRA in accordance with Communication A 4664 dated May 11, 2007. In this regard, the Chairman informed the Shareholders that the corporation has filed all pertinent requests with the BCRA and this Controlling Agency has approved the above requested distribution of dividends.

Consequently, the Shareholders’ Meeting was requested to approve the following:

(i)	Distribution of cash dividends for a total amount of ARS 164,000,000 to be distributed pro-rata to the nominal holdings of each shareholder, equivalent to ARS 0.34793 per share; and

(ii)	Allocation of the amount of ARS 47,009,804.83 to the Legal Reserve.

Mr. Gotardo Pedemonte was allowed to take the floor, and stated that on the basis of the above and considering the income for the year was discussed in item 2 of the agenda, he moved for the approval of the proposals made by the Chairman on behalf of the Board of Directors.

This motion was submitted to vote, and approved by a majority of votes. The results of the voting were as follows: 410,725,952 positive votes, that is, 99.9995 % of capital present; 0.0005 % negative votes, and 29,475 abstentions from voting, that is 0.0072 % of capital present.

5.	BOARD OF DIRECTORS’ FEES FOR THE TAX YEAR ENDED DECEMBER 31, 2007.

The Chairman reported that directors’ fees for the year had already been paid out as prepayment and that such fees amounted to a total of ARS 8,283,709, allocated to the total amount of fees paid to independent and executive directors. Bearing in mind the provisions of the Business Associations Law and General Resolution 368 of the Argentine Securities Commission (Chapter III, section 5) for payment of directors’ fees, Committees organized by virtue of Executive Order

677/01, Argentine Securities Commission Resolution 400/02 and the Sarbanes Oxley Act, have analyzed and assessed the above fees (assigned and received) as prepayments by members of the Board of this corporation. These fees turn out to be adequate according to the parameters mentioned in Subsection (d), Section 2 of Chapter III of the Rules issued by the Argentine Securities Commission (General Resolution 368/01 and its amendments). Consequently, he moved for the approval by the Shareholders of the total amount received as prepayment of fees for the year ended December 31, 2007.

Mr. Juan Patricio Duggan took the floor and moved for the approval of the total amount received as prepayment of fees by the Directors during the year ended December 31, 2007, as they were adequate in view of the above explanations.

Subsequently, the shareholders approved by a majority the total amount of fees received by the Directors during the year ended December 31, 2007, for the sum of ARS 8,283,709. The results of the voting were as follows: 410,683,820 positive votes, that is, 99.9943 % of capital present; 23,403 negative votes, that is, 0.0057 % of capital present, and 50,460 abstentions from voting, that is, 0.0123 of capital present.

6.	DISCUSSION OF FEES PAID TO THE STATUTORY AUDIT COMMITTEE FOR THE TAX YEAR ENDED DECEMBER 31, 2007.

Mr. Bledel informed the Shareholders that members of the Statutory Audit Committee, partners of the firm Biscardi & Asociados S.R.L. had received as fees for the tax year ended December 31, 2007, a total amount of ARS 20,429.25 (Twenty thousand, four hundred and twenty-nine Argentine pesos and 25/100).

Mr. Gotardo Pedemonte who took the floor, moved that the fees received by the Statutory Auditors for the year ended December 31, 2007 be approved and hence the sixth item of the Agenda be also approved.

This motion was submitted to vote, and approved by a majority of votes. The results of the voting were as follows: 410,703,173 positive votes, that is, 99.9965 % of capital present; 0.0035 % negative votes, and 40,062 abstentions from voting, that is, 0.0098 % of capital present.

7.	NUMBER OF MEMBERS OF THE BOARD OF DIRECTORS AND ELECTION OF ANY DIRECTORS, IF APPROPRIATE FOR A TERM OF THREE YEARS

Prior to discussing Item 7 of the Agenda, Mr. Bledel reminded the Shareholders that Section 10 of the Banco Francés Bylaws states that the Board of Directors may have a minimum of three Directors and a maximum of nine. This Section also states that the term of office of the Board Members is three years and they may be re-elected, and that their term of office shall be deemed extended until their replacements are appointed by the Shareholders’ Meeting.

In connection with the current composition of the Banco Frances’ Board of Directors, the Chairman announced that the BOD currently includes five regular directors and two alternate directors whose mandates are currently valid.

Mr. Bledel also pointed out that the appointment of Directors to the Board must be in full compliance with the current rules of Transparency, by taking into consideration that the Statutory Audit Committee organized and approved by the corporation at the BOD meeting held on May, 21, 2004 in accordance with Executive Order 677/01 and the Argentine Securities Commission Resolution 400/02, shall include three directors. Most of these shall be ‘independent’ according to the above regulations.

All corporations that have their shares listed on the NYSE (New York Stock Exchange), for instance Banco Francés, shall adjust their business operations and corporate organization to domestic regulations and also to the NYSE rules and regulations and those of the Sarbanes Oxley Act. In accordance with Section 303 A of the NYSE Handbook of Regulations, as from the month of July of 2005 all members of the Statutory Audit Committee of corporations which list their shares on the NYSE shall be independent pursuant to criteria approved by the NYSE. Therefore, all directors appointed must be independent pursuant to local and foreign regulations.

Mr. Gotardo Pedemonte took the floor and proposed to increase the number of directors of the Company by organizing a BOD with 7 regular directors and 2 alternate directors, as follows:

1. Organize a BOD with 7 regular directors and 2 alternate directors.

2. Appoint Mr. Jesús Gonzalvo Lozano as regular director, who has the status of independent director required by foreign regulations and the status of non independent director for local regulations.

3. Appoint Mr. Luis Bernardo Juango Fitero as regular director, who has the status of independent director required by foreign regulations and the status of non independent director for domestic regulations.

This motion was submitted to vote and approved by a majority. The results of the voting were as follows: 410,715,815 positive votes, that is, 99.9977 % of capital present; 9,552 negative votes, that is, 0.0023 % of capital present, and 32,316 abstentions from voting, that is, 0.0079% of capital present.

8.	ELECTION OF THREE REGULAR STATUTORY AUDITORS AND THREE ALTERNATE STATUTORY AUDITORS FOR THIS YEAR’S STATUTORY AUDIT COMMITTEE

Mr. Jorge Carlos Bledel stated that it was pertinent to proceed with the election of three regular statutory auditors and three alternate statutory auditors, pursuant to Section 284 of the Business Associations Law. Afterwards, he clarified that, according to Section 285 of the abovementioned law, the requirements for a Statutory auditor are: to be an attorney or certified public accountant with an official license and to be a resident of Argentina. In accordance with BCRA’s Communication “A” 2106 dated June 24, 1993, the Secretary read pertinent paragraphs of Section 10 of Law No. 21526:

“The following individuals may not serve as promoters, founders, directors, administrators, members of the Statutory Audit Committees, statutory auditors, trustees in bankruptcy, liquidators or managers of the companies included under this law:

(a) Individuals who are disqualified or incompatible pursuant to Section 264 of Law No. 19550;

(b) Individuals who are disqualified and ineligible to open checking accounts;

(c) Financial entities delinquent debtors;

(d) Individuals ineligible to take on any public duties, or duties of similar nature, up to three years after said ineligibility had been declared;

(e) Individuals ineligible pursuant to the terms of Subsection 5), Section 41 of the Financial Entities Law, while it such ineligibility is enforced, and

(f) Any individuals who had been declared responsible for irregularities in the management and administration of financial entities by a competent authority”.

Mr. Bledel also pointed out that according to Section 286 of Law No. 19550, the following individuals were not qualified for the position of statutory auditors at financial entities:

(1) Individuals who are not qualified to act as directors pursuant to Section 264;

(2) Directors, managers and/or employees of the same corporation or of another parent company &/or subsidiary;

(3) Spouses, relatives (by blood) per stirpes, relatives with indirect blood relationship (in laws) up to and including the fourth generation, and relatives with a relationship that arises as a result of legal ties through the second generation for directors and general managers.

Mr. Zapiola, representative of the shareholder ‘Banco Bilbao Vizcaya Argentaria S.A.’ took the floor and moved that the following be elected as statutory auditors for a period of one year, i.e. up to December 31, 2008:

MARIO RAFAEL BISCARDI, ALEJANDRO MOSQUERA AND MARCELINO AGUSTÍN CORNEJO, as regular statutory auditors; and

JULIETA PAULA PARISO, CAROLINA VERÓNICA BOUZAS AND JUAN MANUEL MINGHINI, as alternate statutory auditors.

Mr. Zapiola reported that the proposed statutory auditors: (a) are members of the firm BISCARDI & ASOCIADOS S.R.L. and that all of them are independent auditors pursuant to the terms of the Argentine Securities Commission regulations; and (b) have submitted the information required in time (as requested by the abovementioned regulation) in connection with their professional relationship with the Bank. Said letter is at the Secretariat’s office at the disposal of all Shareholders who are interested.

Additionally, Mr. Zapiola moved that the appointment of Statutory Auditor Committee members be made expressly authorizing the Statutory Auditors to participate in audit committees of other corporations (pursuant to Sections 298 and 273 of the Business Associations Law). However, these Statutory Auditors shall strictly comply with the confidentiality provisions enforced by the Bank’s bylaws and corporate purposes.

Mr. Zapiola’s motion was approved by a majority of votes, as follows: 410,712,461 positive votes, that is, 99,9956 % of capital present; 18,246 negative votes, that is, 0.0044%; and 26,976 abstentions from voting, that is, 0.0066 % of capital present.

9.	FEES FOR ACCOUNTANT REPORTING ON FINANCIAL STATEMENTS FOR THE TAX YEAR NO. 133 ENDED DECEMBER 31, 2007.

The Chairman reported that the BOD made a proposal which included a fee for the accountant who reported on a revision of the quarterly and yearly financial statements for the year ended December 31, 2007. This fee amounts to ONE MILLION, EIGHT HUNDRED AND FORTY-THREE THOUSAND THREE HUNDRED AND SEVENTY-FIVE ARGENTINE PESOS (ARS $1,843,375) plus VAT. This amount included the limited revision reports (for the quarterly financial statements) and the yearly audit report (for the yearly financial statements).

Mr. Juan Duggan took the floor and moved for the approval of the BOD proposal, as explained above. The motion was submitted to vote, and was approved by a majority of votes, as follows: 410,715,242 positive votes, that is, 99.9976 % of capital present; 9,666 negative votes, that is, 0.0024%; and 32,775 abstentions from voting, that is, 0.0080 % of capital present.

10.	APPOINTMENT OF ACCOUNTANT FOR THE CURRENT TAX YEAR’S FINANCIAL STATEMENTS

The Chairman informed that the BOD proposed that the firm ESTUDIO DELOITTE & CO. S.R.L. be appointed as auditors for the 2008 financial statements. One of the firm’s partners, Mr. PABLO FRANCISCO TONINA, had timely submitted all due information and the affidavit required by Executive Order 677/2001 (Section 12) and the Argentine Securities Commission (Chapter III, Sections 19 and 20) regulations. The pertinent affidavit was filed with the Argentine Securities

Commission and the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires). The relevant publication was made on March 4, 2008 in the daily Gazette of the Buenos Aires Stock Exchange.

Mr. Juan Duggan took the floor and moved for the approval of the BOD proposal, as explained above. The motion was submitted to vote, and was approved by a majority of votes, as follows: 410,725,610 positive votes, that is, 99.9986 % of capital present; 5,610 negative votes, that is, 0.0014%; and 23,463 abstentions from voting, that is, 0.0064 % of capital present.

11.	BUDGET ALLOCATION TO AUDIT COMMITTEE FOR PROFESSIONAL ADVICE

Mr. Jorge Carlos Bledel reported that pursuant to the terms of Executive Order 677/2001 (Section 15) and to the Argentine Securities Commission (Chapter III) regulations, the corporation has organized an internal Audit Committee (a committee with several members). This Committee has the authority provided by Section 15 of Executive Order 677/01 and fulfils all the tasks envisioned in said regulations. The Committee may request the assistance of attorneys-at-law and other independent professionals and may retain their services which shall be paid by the corporation. For this purpose, a budget shall be approved at the shareholders’ meeting. Mr. Bledel moved that the Shareholders proceed with the approval of the budget allocation for the Audit Committee and Mr. Zapiola moved that an amount of ARS 150,000 be allocated as the Audit Committee’s budget.

The proposal was submitted to vote and was approved by a majority, as follows: 410,700,617 positive votes, i.e. 99.9952 % of capital present, 19,566 negative votes, that is, 0.0048 % of capital present, and 37,500 abstentions from voting, that is, 0.0091 % of capital present.

12.	EXTENSION (1) FOR 5 (FIVE) YEARS OF THE ‘PROGRAMA GLOBAL DE EMISIÓN DE OBLIGACIONES NEGOCIABLES DE BBVA BANCO FRANCÉS S.A.’ [GLOBAL CORPORATE BONDS PROGRAM ISSUANCE] FOR AN AMOUNT OF UP TO THREE MILLION U.S DOLLARS (US$ 300,000,000), AUTHORIZED AT THE SPECIAL SHAREHOLDERS’ MEETING HELD ON JULY 15, 2003 AND ALSO BY THE ARGENTINE SECURITIES COMMISSION THROUGH RESOLUTION NO. 14967 DATED NOVEMBER 29, 2004, AND MODIFIED BY THE GENERAL SHAREHOLDERS’ MEETING HELD ON APRIL 26, 2007, AND (II) EXTENSION FOR 2 (TWO) YEARS OF THE POWERS OF DELEGATION ON, AND SUB-DELEGATION OF, THE AUTHORITY OF THE BOARD OF DIRECTORS PURSUANT TO APPLICABLE LAWS AS APPROVED BY THE GENERAL SHAREHOLDERS’ MEETING HELD ON APRIL 26, 2007.

Mr. Javier Zapiola, having taken the floor, moved to approve both extensions, as mentioned above.

Mr. Zapiola’s motion was submitted to vote and approved by a majority of votes, as follows: 410,679,575 positive votes, i.e. 99.9892 % of capital present; 44,262 negative votes, i.e. 0.0108 % of capital present, and 33,846 abstentions from voting, that is, 0.0082% of capital present.

There being no further business to discuss, the Meeting was adjourned at 5:30 p.m.

Jorge C. Bledel
Chairman

Juan Patricio Duggan		Gotardo Pedemonte

Voting Inspectors

Juan Patricio Duggan		Gotardo Pedemonte

Shareholders’ Representatives

For Statutory Audit Committee:

Mario Biscardi		Alejandro Mosquera

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: April 16, 2008	By:	/s/ Martín E. Zarich
	Name:	Martín E. Zarich
	Title:	Chief Financial Officer